UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 29, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Morgan Stanley Financials Conference March 29, 2012 Tom Naratil Group Chief Financial Officer

Cautionary statement regarding forward-looking statements
This presentation contains statements that constitute “forward-looking statements”, including statements relating to UBS’s financial performance and statements relating to the anticipated effect of strategic initiatives on UBS’s business and future development. Factors that could cause actual developments and results to differ materially from UBS’s expectations include, but are not limited to: whether UBS will be successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; developments in the markets in which UBS operates or to which it is exposed; changes in the availability of capital and funding; UBS's ability to reduce its Basel III risk-weighted assets in order to comply with Swiss capital requirements without adversely affecting its business; changes in financial regulation in Switzerland, the United
States, the United Kingdom and other major financial centers; possible constraints that regulatory authorities may impose directly or indirectly on UBS’s business activities, whether as a consequence of the unauthorized trading announced in September 2011 or for other reasons; changes in UBS’s competitive position, including whether differences in regulatory requirements applicable to UBS will adversely affect its ability to compete in certain lines of business; the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations; the effects on UBS’s cross-border banking business of tax treaties recently negotiated by Switzerland or to be concluded in the future; UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling; changes in accounting standards and policies and future accounting determinations relating to goodwill and other items; whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses;
and the occurrence of operational failures, such as fraud, unauthorized trading and systems failures. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31
December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.
© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

2 2
Capital strength is the foundation of our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3
We remain vigilant on costs as we strive to improve returns to our shareholders
We are on track to achieve the targeted Basel 3 risk-weighted assets of no more than CHF 150 billion in our core Investment Bank
Our strategy is centered on our pre-eminent wealth management businesses and our universal bank in Switzerland. It builds on the strengths of all of our businesses, supported by our industry-leading capital position
We continue to grow our wealth management businesses and see strength in key geographies and business lines elsewhere across the Group
We have every reason to be confident in our future
Key messages

World leading HNW and UHNW wealth manager, unrivaled in scope, reach and client mix with a strong footprint in all major financial centers
3
651
Our wealth management businesses are unrivaled
1 Excluding restructuring charges, gains from the sale of the strategic investment portfolio in 3Q11 (WM) and 3Q10 provision related to an arbitration matter (WMA);
2009 includes restructuring charges for WM&SB of CHF 322 million
UBS Wealth Management
Invested assets 31.12.11
CHF 1,459 billion
3
Our footprint: >11,000 advisors in ~550 offices in more than 40 countries
UBS WM Americas
709 750
Pre-tax profit¹
(WM+WMA)
Net new money (WM+WMA)
Quarterly average
Quarterly average
578
602
717
2009 2010 2011
(24.7)
8.9
(4.6)
2009 2010 2011

4 4
Our clients turn to us for advice to address their concerns

Our clients’ positioning is a reflection of market uncertainties
Oil prices
European debt crisis
Americas
Large cash holdings
European debt crisis
Middle East unrest
Emerging Markets
Large cash holdings
European debt crisis
Real estate prices
Switzerland
Large cash holdings
Focus on capital preservation
European debt crisis
Macro concerns on growth/GDP
Taxation policy
Europe
Large cash holdings
European debt crisis
European economy
Oil prices
APAC
Large cash holdings

Why clients value UBS Investment Bank
Geographic
footprint
M&A / Corporate
Finance
Research
Execution /
risk capabilities
Product
development
Sovereigns, institutional and corporate clients Wealth management clients
• Leading structuring capabilities across asset
classes, products and markets
• Thought-leading, customised development
• Creative, innovative products suitable to WM
investors
• Bespoke solutions for top tier clients
• Thought leadership and insights provided by
global advisory coverage teams
• Efficient access to large institutional and private
investor base as well as other service offerings
• Access to advisory skills, and ECM / DCM
platform for entrepreneur clients
• Access to capital markets and institutional
investor base
• Strength and presence in each region and
particular strength in APAC
• Dedicated Investment Bank coverage for UHNW
and onshore presence in wealth management
growth markets
• Deep insights into economic, market and
geopolitical environments through presence and
relationships throughout the globe
• Strong equities presence in all major markets
• Top tier research offering: single stock, sector
and macroeconomic
• Effective aggregation of research content into
actionable ideas
• Global market reach
• Leading low latency execution platforms
• Top 3 Futures Clearing platform
• Market maker/major liquidity provider
• Impeccable and cost effective execution and
market making for listed and OTC products
• Access to Prime Brokerage platform for semi-
institutional clients
What clients need from our Investment Bank

Our strategy builds on the strengths of all of our businesses
We are centered on our pre-eminent wealth management businesses and our
Swiss universal bank, building on the strengths of all of our businesses
6
1 Based on public sources of BoA, MSSB, WFC
2 InvestHedge March 2012, Pensions &  Investments October 2011
3 Institutional Investor 2011
4 UBS estimates based on companies reporting FY2011 revenues
5 Euromoney FX Poll (2005 – 2011)
6 Risk Magazine, September 2011
7 Dealogic
8 Thomson Extel surveys 2011

Wealth Management
We have a strong presence in APAC and in the highest growth markets…..
Cost / income
ratio
• Disciplined approach to investment in growth areas
• Benefit from 20% of the CHF 2 billion cost reduction program announced in July 2011 by the end of 2013
• Strong positive operating leverage from strengthening revenue
Net new
money
growth
• FY11 inflows of CHF 23.5 billion (3.1% NNM growth)
• Our focus is attracting quality invested assets; our strong liquidity position means we do not need to compete
aggressively for deposits
• Benefits from a positive capital markets cycle
Gross margin
•
Continued progress: FY11 96bps¹
up from 92bps in FY10
• Growth drivers: Lombard lending, brokerage, pricing and
mandates
• Clients held ~27% of invested assets in cash and cash
equivalents at the end of 4Q11
… and should see improvements as client confidence increases
7
1 Adjusted for the gain on the sale of the strategic investment portfolio (CHF 433 million)
1
69.9
68.7
65.1
60-70
FY09 FY10 FY11
Target
91
92
96
95-105
FY09 FY10 FY11 Target
(10.4)
3.1
(1.5)
FY09 FY10 FY11 Target
3-5

Wealth Management Americas
Strong profit performance for FY11 and …
Cost / income
ratio
• Improved cost / income ratio ~90% for FY11 and narrowed the gap with our largest peers
• Retaining high-performing FAs is key; attrition rates remain at all time lows
• Drive advisor productivity through increased training, teaming and platform enhancements
Net new
money
growth
• Net inflows of CHF 12.1 billion after outflows of
CHF 6.1 billion in FY10
• Industry-leading net new money growth rates; NNM including dividends and interest were CHF 30.4 billion
in FY11
• Future growth driven by same store advisors
Gross margin
• Gross margin was within our target range of 75-85 basis points
• Continuous pressure from low interest rate environment partially offset by pricing initiatives
• Capturing banking and lending opportunities with clients will support our margins
…we are confident we can deliver USD 1 billion pre-tax profit in the future
8
1.8
(1.8)
(0.9)
2-4%
FY09 FY10 FY11 Target
81
80
79
75-85
FY09 FY10 FY11 Target
99.5
102.3
89.8
FY09 FY10 FY11 Target
80-90

Retail and Corporate
Leading retail and corporate business in Switzerland…
Cost / income
ratio
• Cost/income ratio of ~52% well within its target range
• Continued tight cost discipline
• Strong revenue generator, providing opportunities and revenues to other business divisions
Net new
business
volume
growth
• Volume growth in client deposits of 6% in 2011
• Seizing growth opportunities in advisory and execution services
• Targeting growth in mature markets by capitalizing on our universal business model
Net interest
margin
• Disciplined interest rates on deposits
• Interest on loans: enforcing risk adjusted pricing
• Significant upside potential in a normalized interest rate environment
NA
… with resilient underlying performance
9
4.0%
3.5%
1-4%
FY09 FY10 FY11 Target
196.0
183.0
167.0
FY09 FY10 FY11 Target
140-180
55.9
53.2
51.7
50-60
FY09 FY10 FY11 Target

Global Asset Management
Well-diversified across business lines, regions and distribution channels …
• Continued tight cost control
• Highly scalable platform – ability to significantly expand AuM without material additional cost
• Third party inflows of CHF 12.2 billion excluding money market for FY11
• Grow third-party wholesale by building on our strengths in APAC and
Switzerland
• Expand our leading alternative asset management capabilities and continue to grow passive capabilities
• Focus on growth in high margin alternatives businesses offsetting lower-
margin passive expansion
• Attractive margins in third party wholesale business
• Recovery of performance fees as markets normalize;
> CHF 18 billion of A&Q invested assets were within 5% of their high water mark at the end of 4Q11
10
Cost / income
ratio
Gross margin
Net new
money
growth
… with growth initiatives focused on alternatives,
passive and third party wholesale
(8.0)
0.8
0.3
FY09 FY10 FY11 Target
3-5%
37
36
33
32-38
FY09 FY10 FY11 Target
79.5
74.9
76.3
FY09 FY10 FY11 Target
60-70

• Expected reduction of attributed equity in future from CHF 27.5 billion at 31.12.11 to closer to CHF 20 billion in future
• Attributed equity reflects the size of the business in terms of RWAs, risks, assets and full allocation of goodwill
• Focusing on businesses which are relevant to our clients, maximize our market standing, have attractive growth prospects and together meet our RoE requirements
11
Investment Bank
Our efforts are focused on prudent risk reduction
NA
11
Pre-tax return
on attributed
equity
Risk-weighted
assets
reduction
(Basel 3)
Cost / income
ratio
• Targeting CHF 190 billion RWAs by 31.12.12; good progress in market risk RWA reduction in 4Q11
• Optimize capital allocation while actively reducing risk
• Substantial RWA reduction through business realignment and right-
sizing, particularly in FICC
• Balanced business mix will support lower and less volatile cost /
income ratios
• Discretionary spending focused on client revenue generating activities
• CHF 1 billion benefit of the CHF 2 billion cost reduction program announced in July 2011 by the end of 2013
… as we strive to achieve attractive returns in the future
Basel 3
NA
<150
~212
~220
30.9.11 31.12.11 Target
92.4
90.9
82.4
FY09 FY10 FY11 Target
70-80
3.2
10.9
12-17
FY09 FY10 FY11 Target

12 12
We remain vigilant on costs
We are managing scarce resources by driving tactical and strategic efficiency initiatives …
… while continuing to invest in key growth areas
Tactical actions Optimization Process industrialization
• CHF 2 billion cost elimination
program announced in July
2011
• Embed cost discipline in the
culture of the bank
• Pre tax profit targets and
cost / income targets rather
than revenue as primary
bonus relevant KPIs
• Continuously increasing
efficiency by reducing unit
cost year on year
• These measures should
increase adaptability in
changing market conditions
Cost savings distribution
pro-forma 2013
8%
20%
50% 11%
12%
Investment Bank
Wealth Management
Retail & Corporate
Wealth Management Americas
Global Asset Management
> CHF 1 billion cost savings expected
to be achieved in 2012

Our capital, liquidity and funding positions are strong
Liquidity
& funding
1
• Provisional Basel 3 liquidity coverage ratio
2
in line with Basel 3 requirements
• With 23% available liquidity of funded assets among the industry-leading banks
• Sound funding sources: diversified by market, product, tenor and currency
• Customer deposits and long-term debt > 50% of funded balance sheet
Capital
position
1
• Industry-leading Basel 2.5 tier 1 capital ratio: 15.9%, core tier 1 ratio 14.1%
• 48% increase in tangible book value per share (TBVPS) to CHF 11.68 since 31.12.09
3
through earnings accretion
• Highest TBVPS CAGR-growth among our peers since 2009 at 17%
Balance
sheet
1
• Funded balance sheet reduced by 58% to CHF 932 billion from peak
3
• Liquidity substantially improved: ~81% decrease in the trading portfolio from peak
3
and a relative increase of highly liquid assets
4
Capital strength is the foundation for our success
1 On 31.12.11
2 Estimated on 31.12.11
3 Refers to 30.6.07 balance sheet (excluding positive replacement values)
4 Refers to cash and balances with central banks and financial investments available-for-sale
5 For 2009 and earlier, calculation adjusted to include shares related to mandatory convertible notes

14
Risk-weighted assets—Basel 3¹
1 Our pro-forma Basel 3 RWA are based on estimates and will be refined as we progress with our implementation of new models and associated systems
2 30.9.11 pro-forma RWAs of CHF ~400 billion already factored in the 4Q11 reversal of CHF 17 billion of stress VaR related to the unauthorized trading incident
3 SNB StabFund option or underlying assets; assumed constant for future periods (CHF ~20 billion)
4 Final composition of the legacy portfolio as of 30.9.11. Original 30.9.11 disclosure was CHF ~70 billion in Legacy and ~CHF 230 billion in Core Investment Bank
5 Target assumes constant FX rates
We have reduced RWAs swiftly and we are ahead of our plan
We will continue our disciplined approach to RWA reduction

We are targeting a common equity tier 1 ratio of 13% We intend to issue loss-absorbing capital on a global basis 10.1% 10.8% 14.2% 18.7% 6.2% 6.7% 9.7% 14.0% 19%

We are confident about our future
Long term franchise value with Group return on equity of 12-17%
Our actions should enhance our ability to deliver
a progressive capital return policy
16
Our actions Upside potential
Continue to strengthen our
leading capital position and
sound liquidity and funding
On track for the CHF 340 billion
RWA target by end 2012
Achievement of phased-in
Basel 3 CET1 of 13% targeted
by the end of 2012
Cost savings of CHF 2 billion in
progress
- > CHF 1 billion to be achieved by
end 2012
Dividend of CHF 0.10 proposed
- Progressive returns program to
be implemented as we
successfully execute on our
strategy
Our business
Unrivalled wealth management
franchise
- Well positioned in largest and
fastest growth markets
- CHF 1.5 trillion AuM; CHF 2.9
billion pre-tax profit1
Leading retail and corporate
business
- Inherently stable business with
strong earnings generation
- Pre-tax profit of CHF 1.9 billion
Focused Investment Bank
- Top 3 position in equities and FX
- Thought leadership by global
advisory coverage teams
Well-diversified asset
management business
- Successful alternatives platform
- Consistently profitable, low
capital intensity business
• 27% of WM clients AuM in cash
earning very low margins
• USD 28 billion of money market
funds in WMA waiving
> USD 100 million p.a.
• Significant upside potential in
WM, WMA and R&C from
increased market rates
• > CHF 18 billion of Global AM
A&Q funds within 5% of high
water marks
• Cost industrialization process
initiated
- material savings expected from
multi-year program
• Strongly geared towards a more
positive capital markets cycle in
the medium and long term
1 Excluding restructuring charges and the gain on the sale of the strategic investment portfolio

17 17
Key messages
Capital strength is the foundation of our success and we are targeting a common equity tier 1 ratio of 13% under Basel 3
We remain vigilant on costs as we strive to improve returns to our shareholders
We are on track to achieve the targeted Basel 3 risk-weighted assets of no more than CHF 150 billion in our core Investment Bank
Our strategy is centered on our pre-eminent wealth management businesses and our universal bank in Switzerland. It builds on the strengths of all of our businesses, supported by our industry-leading capital position
We continue to grow our wealth management businesses and see strength in  key geographies and products across the Group
We have every reason to be confident in our future

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: March 29, 2012